UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  July 12, 2006                       /s/ Nick DeMare
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                                           Nick DeMare,
                                           Director & CFO

                             CENTRASIA MINING CORP.
          Suite 300, 1055 West Hastings Street, Vancouver, BC V6E 2E9
                Telephone: (604) 688-4110 / Fax: (604) 688-4169
                        Website www.centrasiamining.com

           TRADING SYMBOLS: TSXV - CTM; OTCBB - CTMHF; Frankfurt - C8M

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JULY 12, 2006

                        CENTRASIA TERMINATES NEGOTIATIONS
                 TO ACQUIRE BASE METAL PROPERTIES IN KAZAKHSTAN

VANCOUVER, B.C., - Centrasia Mining Corp. ("Centrasia") advises that it has been unable to reach acceptable terms that would allow it to acquire a 90% interest in two base metal projects in Kazakhstan (see May 26, 2006 Press Release).

Centrasia will continue to aggressively seek advanced project opportunities in central Asia and the board will be discussing expanding the company's area of focus beyond central Asia. In the short term, Centrasia will continue with its 2006 exploration programs on the Bulakashu, Kokjar and Eastern Sary Jaz precious metal exploration projects in Kyrgyzstan.


On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept  responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.